Mail Stop 3561


October 21, 2005


Via U.S. Mail and Fax
Mitchell S. Segal
Chief Executive Officer
Walker Financial Corporation
990 Stewart Avenue, Suite 60A
Garden City, New York 11530


	Re:	Walker Financial Corporation
		Amendment No. 2 to the Form SB-2
		Filed October 7, 2005
		File No. 333-120748


Dear Mr. Segal:

      We have reviewed your filing and your October 7, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the tracked changes copy of the Amendment No. 2 to your Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form SB-2

General

1. Please note that specific references to page numbers where changes were made in response to each comment greatly expedite our review of your amended filings.

Management`s Discussion and Analysis and Plan of Operations, page 11

Overview, page 11

2. We note that the overview section was not revised to provide the disclosure requested by our prior comment 8. Please revise to expand the Overview section of MD&A to more thoroughly discuss the matters referenced in that prior comment, such as your default under the promissory notes indenture and your ability to service your outstanding indebtedness.

Critical Accounting Policies, page 12

3. Please expand upon your discussion of accounting for stock-based compensation, as requested by our prior comment 12, to analyze how your use of the Black-Scholes valuation method impacts the resulting compensation expense recognized in your Statement of Operations. For example, expand to quantify or explain how the resulting compensation expense would differ if an alternative valuation method were employed. In addition, as noted in our prior comment 11, please discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your accounting measurements. As currently drafted, your discussion simply recites the mechanics of each accounting method.

Plan of Operations, page 21

4. Revise to give specific examples of how you will finance acquisitions of other companies, in light of your $1.3 million working capital deficit and your expectations that you will receive $1 million under the equity line arrangement (all of which will go towards satisfying your working capital deficit). In addition, please explain how you will finance your planned $1 million in expenditures over the next 12 months to expand your business, as disclosed on page 20, when you will be required to use the entire $1 million you will receive from Fusion Capital to satisfy your current liabilities.

5. We note your disclosure that the company will be able to control the timing of any sales of shares under the equity line arrangement with Fusion Capital. We note, however, that there are often conditions to an underwriter having to receive shares under a typical equity line arrangement which could affect the company`s ability to put shares. For example, underwriters typically are not obligated to purchase shares from a company if the purchase would cause the underwriter to own more than 9.9% of the company`s outstanding stock. We note that Fusion Capital currently beneficially owns approximately
6% of the company`s stock. After accounting for the commitment fee and signing fee shares, Fusion Capital could own 9.9% of the company`s stock. In light of this, revise the disclosure to highlight the uncertainty that the company will receive $1 million under the equity line in the next 12 months and clarify that there are likely to be some conditions to Fusion Capital`s obligation to purchase shares under the equity line.

Selling Stockholders, page 43

6. Please revise the Selling Stockholders section to disclose that Moschetta Poiyvion, Allan Levine, and Michael Schumacher each is an affiliate of a broker-dealer. In addition, revise to confirm, if true, that each of those selling shareholders (1) purchased in the ordinary course of business and, (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Recent Sales of Unregistered Securities, page II-2

7. We note your response to our prior comment 35. Since your agreement with Vantage Group requires the company to issue "unrestricted" shares to Vantage, tell us in your response letter why "restricted" securities issued pursuant to Section 4(2) of the Securities Act of 1933 satisfy this condition of the agreement.

Forms 10-KSB for the fiscal year ended December 31, 2004 and December
31, 2003 and Forms 10-QSB for the quarter ended June 30, 2005,
March
31, 2005, and September 30, 2004

8. Please amend these documents to comply with all of our comments as applicable to your Forms 10-KSB for the fiscal years ended
December 31, 2003 and December 31, 2004, and Forms 10-QSB for the quarters ended September 30, 2004, March 31, 2005, and June 30, 2005.

9. Please note that all of our prior comments relating to the Form
SB-2 that are applicable to your periodic reports must be reflected in amendments to your periodic reports prior to the effectiveness of the Form SB-2.


*	*	*	*

      Please amend your Form SB-2 and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please file on EDGAR a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia, Staff Accountant, at (202)
551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366 or me with any other questions.



								Sincerely,


								/s/ Larry Spirgel
                                                                Larry Spirgel
								Assistant Director


cc:	Louis A. Brilleman
	Sichenzia Ross Friedman Ference LLP
	Via Facsimile: (212) 930-9725